Exhibit 13(c)(4)

VOYA INFRASTRUCTURE, INDUSTRIALS AND MATERIALS FUND

Dear Shareholders,

This Section 19(a) Notice provides shareholders of Voya Infrastructure, Industrials and Materials Fund (NYSE: IDE) with important information concerning its distribution declared in December 2021. This Section 19(a) Notice is issued as required by the Fund’s Managed Distribution Plan (the “Plan") and an exemptive order received from the U.S. Securities and Exchange Commission. The Board of Trustees has approved the implementation of the Plan to make quarterly cash distributions to common shareholders, stated in terms of a fixed amount per common share. This information is sent to you for informational purposes only and is an estimate of the sources of the January distribution. It is not determinative of the tax character of the Fund’s distributions for the 2021 calendar year. Shareholders should note that the Fund’s total regular distribution amount is subject to change as a result of market conditions or other factors.

The amounts and sources of distributions reported in this notice are estimates, are not being provided for tax reporting purposes and the distribution may later be determined to be from other sources including realized short-term gains, long-term gains, to the extent permitted by law, and return of capital. The actual amounts and sources for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Distribution Period: Fourth Quarter 2021, Payable January 18, 2022

Distribution Amount per Common Share: $0.229

The following table sets forth an estimate of the sources of the Fund’s January distribution and its cumulative distributions paid this fiscal year to date. Amounts are expressed on a per common share basis and as a percentage of the distribution amount.

Voya Infrastructure, Industrials and Materials Fund

			Cumulative	% of the Cumulative
	Current	% of Current	Distributions for the	Distributions for the
Source	Distribution	Distribution	Fiscal Year-to-Date	Fiscal Year-to-Date[1]
Net Investment Income	$0.000	0.00%	$0.216	23.56%
Net Realized Short-Term Capital Gains	$0.000	0.00%	$0.000	0.00%
Net Realized Long-Term Capital Gains	$0.229	100.00%	$0.229	25.00%
Return of Capital or Other Capital Source(s)	$0.000	0.00%	$0.471	51.44%
Total per common share	$0.229	100.00%	$0.916	100.00%

1 The Fund’s fiscal year is March 1, 2021 to February 28, 2022.

IMPORTANT DISCLOSURE: You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan. The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income.’ The amounts and sources of distributions reported in this Section 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Set forth in the table below is information relating to the Fund’s performance based on its net asset value (NAV) for certain periods.

Average annual total return at NAV for the five year period ended on November 30, 2021[1]	6.03%
Annualized current distribution rate expressed as a percentage of NAV as of November 30, 2021[2]	7.37%
Cumulative total return at NAV for the fiscal year through November 30, 2021[3]	6.87%
Cumulative fiscal year to date distribution rate as a percentage of NAV as of November 30, 2021[4]	5.53%

1	Average annual total return at NAV represents the compound average of the annual NAV total returns of the Fund for the five year period ended on November 30, 2021.

2	The annualized current distribution rate is the cumulative distribution rate annualized as a percentage of the Fund’s NAV as of November 30, 2021.

3	Cumulative total return at NAV is the percentage change in the Fund’s NAV for the period from the beginning of its fiscal year to November 30, 2021 including distributions paid and assuming reinvestment of those distributions.

4	Cumulative fiscal year distribution rate for the period from the year-to-date period as a percentage of the Fund’s NAV as of November 30, 2021.